SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

Publicly-held company

MATERIAL FACT

Braskem S.A. (“Braskem” or “Company”) (Ticker B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), further to the Material Fact of September 26, 2025 and June 25, 2026, hereby informs its shareholders and the market in general that it has provided certain holders and investment managers of one or more of senior securities and debenture holders issued or guaranteed by Braskem (“Investors”) with certain non-public information relating to Braskem and its subsidiaries (“Shared Information”), in the context of a possible reorganization of its capital structure (“Restructuring”).

Under the terms of the confidentiality agreements entered into on June 11, 2026, between Braskem and the Investors (collectively, the “Confidentiality Agreements”), Braskem agreed to publicly disclose all material information provided to the Investors after the termination of the period established in the Confidentiality Agreements. The Shared Information is publicly available on the Braskem website at the link, and is provided to fulfill Braskem’s obligations under the Confidentiality Agreements and in compliance with applicable legal rules.

Since the execution of the Confidentiality Agreements, Braskem and the Investors, through their respective advisors, have prepared and exchanged the following information:

1.	Discussion materials from Braskem and proposed terms for a possible restructuring (“Braskem Proposal”);
2.	Terms proposed by Investors for the structure of the process and framework rules to negotiate a possible Restructuring, dated June 19, 2026 (the “Investors’ Proposal”); and
3.	The Company’s response to the Investor Proposal dated June 24, 2026 (together with Braskem Proposal and the Investors’ Proposal, the “Proposals”).

1

During this period, representatives and advisors from Braskem and the Investors participated in discussions and correspondence regarding the Proposals, including an in-person meeting held on June 11, 2026 among representatives and advisors from Braskem and the Investors, with no agreement reached between the parties regarding Braskem Proposal.

Given the short-term needs of the Company and the Company’s interest in negotiating a Restructuring under a stable environment, during that in-person meeting the Company requested the Investors to prioritize discussions on the process and framework rules to negotiate the terms of the Restructuring under the stable and protected environment provided by an extrajudicial reorganization proceeding in Brazil and, accordingly, requested to the Investors to provide a response with respect to the Company’s proposed process and framework rules on an expedited basis, by the beginning of the week following the June 11 meeting. The Investor Proposal with such response was received by the Company six business days after the meeting and in terms unacceptable to the Company. Therefore, Braskem indicated that it would not agree to the Investor Proposal.

The Company reassured the Investors that it is fully committed to continue discussions with its financial creditors in finding a consensual, structured, and orderly solution for its capital structure that ensures the continuance of its operations in the ordinary course of business.

The information contained in the Braskem Proposal is accurate as of the delivery date, has not been updated since the delivery date, and should not be used for any other purpose.

A copy of the terms of the Proposals are available on the Braskem website at the link. No agreement regarding any of the Proposals or any other transaction has been reached to date.

The Braskem Proposal contain projections regarding prices, supply, sales volume, consumption and feedstock supply, costs, production and utilization rate, as well as Braskem's financial indicators, up to 2035. The projections presented are hypothetical data and forecasts that reflect the current expectations of Braskem's management and should not be interpreted as guarantees or promises of performance, being subject to risks and uncertainties associated with the economic, regulatory, and competitive conditions of the markets in which Braskem operates, and may therefore differ materially from the figures and results actually recorded by Braskem. The Company clarifies that the projections contained in the materials and the Braskem Proposal should not be considered as guidance and were prepared in the context of negotiations with Investors.

2

The Company clarifies that the projections contained in Braskem's Shared Information should not be considered as guidance and were prepared in the context of the Restructuring.

Braskem will keep the market informed of any material developments on this matter, in compliance with applicable laws.

Additional information may be obtained from the Investor Relations Department by telephone at +55 (11) 3576-9531 or by e-mail at braskem-ri@braskem.com.br.

São Paulo, June 25, 2026

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial and Investor Relations Officer

Braskem S.A.

3

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JUNE 2026

PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY

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PROJECT CATALYST

Cleansing Materials

PRIVILEGED & CONFIDENTIAL CLEANSING MATERIALS

Disclaimer

These materials and the information contained herein (these "Cleansing Materials") were prepared solely to facilitate discussions with a certain ad hoc group of creditors (the "Ad-Hoc Group") of Braskem S.A. (together with its subsidiaries and affiliates, the "Company") that were subject to confidentiality agreements and were not prepared with a view toward public disclosure. The Cleansing Materials should not be relied upon to make an investment decision with respect to the Company. The Cleansing Materials speak only as of the date when such information was delivered to the Ad-Hoc Group and should not be regarded as an indication that the Company or any third party considers the Cleansing Materials to be material non-public information or a reliable prediction of future events, and the Cleansing Materials should not be relied upon as such. Neither the Company nor any third party makes any representation regarding the accuracy or completeness of the Cleansing Materials, whether when first delivered to the Ad-Hoc Group, as of the date hereof or any other past or future date. Any forward-looking statements are based on current assumptions and expectations and involve risks and uncertainties.

The Cleansing Materials include certain values for illustrative purposes only, and such values are not the result of, and do not represent, actual valuations, estimates, forecasts or projections of the Company or any third party and should not be relied upon as such. Actual values or results may differ materially from those expressed or implied in these Cleansing Materials. Neither the Company, its advisors nor any third party makes any representation to any person regarding the accuracy or completeness of any Cleansing Materials or undertakes any obligation to update the Cleansing Materials to reflect circumstances existing after the date when the Cleansing Materials were prepared or conveyed or to reflect the occurrence of future events, even if any or all of the assumptions underlying the Cleansing Materials become or are shown to be incorrect.

These materials and information contained in the Cleansing Materials are made in connection with potential settlement, compromise, or business resolution discussions. Pursuant to Federal Rule of Evidence 408 and applicable state law equivalents, this document and any information contained herein shall not be construed as an admission of liability, fault, or wrongdoing, and shall not be admissible as evidence to prove or disprove the validity or amount of any disputed claim or for impeachment purposes in any litigation or proceeding.

These Cleansing Materials do not constitute (and shall not be construed as) an offer to sell, a solicitation of an offer to buy, a commitment to lend, underwrite or provide financing, or a recommendation with respect to any security, loan or transaction.

PRIVILEGED & CONFIDENTIAL

CLEANSING MATERIALS

I Business Plan and Restructuring Proposal Presentation

LAZARD

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CLEANSING MATERIALS | BUSINESS PLAN AND RESTRUCTURING PROPOSAL PRESENTATION

Debt Service Profile Through Jan-2028

(In US$ millions, unless otherwise indicated)

Debt Service from April 2026 to January 2028

Bonds & Debentures/CRAs
Bilateral Debt & ECAs
LCs
Debt Service (3Q26): $878m
Bonds & Deb./CRAs: $188m
Bilateral Debt & ECAs: $118m
LCs: $572m
86 19 31 36
49 3 43 3
549 306 91 152
152 100 36 16
178 166 11
224 57 133 34
118 67 33 18
1,119 75 1,041 3
423 265 6 152
137 86 36 15
163 152 11
35 34 1
47 30 17
168 165 3
219 67 152
51 36 15
1 1
35 34 1
44 27 17
25 22 3
1,326 1 1,325
Apr-26 May-26 Jun-26 Jul-26 Aug-26 Sep-26 Oct-26 Nov-26 Dec-26 Jan-27 Feb-27 Mar-27 Apr-27 May-27 Jun-27 Jul-27 Aug-27 Sep-27 Oct-27 Nov-27 Dec-27 Jan-28
Total Debt Service Before 2028 Bond Maturity
(Jul/26 to Dec/27)
766
21%
1,274
35%
$3,686m
1,646
45%

Source: Braskem.

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CLEANSING MATERIALS | BUSINESS PLAN AND RESTRUCTURING PROPOSAL PRESENTATION

Projected Liquidity and Debt Service Through Jan-2028

(In US$ millions, unless otherwise indicated)

Unrestricted Cash Balance EoP and Debt Service

Unrestricted Cash Balance
Unrestricted Cash Balance (excl. debt service payments from Jul/26 onward)
Debt Service(a)
Unrestricted Cash Balance
Debt Service
911
866
795
420
444
337
244
193
(821)
(1,474)
(1,675)
(1,597)
(1,608)
(1,575)
(1,762)
(1,933)
(1,980)
(2,029)
(1,987)
(2,045)
(1,981)
(3,248)
970
1,145
1,216
1,346
1,413
1,518
1,288
1,223
1,464
1,489
1,568
1,549
1,597
1,601
1,552
1,630
1,616
1,705
1,764
86
49
549
152
178
224
118
1,119
423
137
163
35
47
168
219
51
1
35
44
25
1,326
Apr-26
May-26
Jun-26
Jul-26
Aug-26
Sep-26
Oct-26
Nov-26
Dec-26
Jan-27
Feb-27
Mar-27
Apr-27
May-27
Jun-27
Jul-27
Aug-27
Sep-27
Oct-27
Nov-27
Dec-27
Jan-28

Source: Braskem.
(a) Includes principal amortization and interest payments.

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CLEANSING MATERIALS | BUSINESS PLAN AND RESTRUCTURING PROPOSAL PRESENTATION

Evolution of Key Spreads – *International References*

Spreads calculated based on international reference prices of products and raw materials

PE – Naphtha (US$/ton)[a]

Quarterly Evolution in 2026

1Q26	2Q26	3Q26	4Q26
339	700	627	517

1,073
514
301
373
359
546
376
377
404
460
514
585
655
712
768
21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E

PP – Naphtha (US$/ton)[b]

Quarterly Evolution in 2026

1Q26	2Q26	3Q26	4Q26
257	317	377	419

606
336
308
304
312
343
322
387
448
496
521
549
585
629
679
21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E

PP US – PGP (US$/ton)[c]

Quarterly Evolution in 2026

1Q26	2Q26	3Q26	4Q26
287	500	397	353

1,246
1,080
441
441
441
384
353
558
575
627
725
744
763
780
798
21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E

PP EU – PGP (US$/ton)[d]

Quarterly Evolution in 2026

1Q26	2Q26	3Q26	4Q26
24	350	196	39

652
329
240
258
168
152
(8)
230
263
317
348
378
430
459
490
21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E

Source: Braskem.
Note: Considers average annual spreads.
(a) Spread PE: (HDPE US*40% + LDPE US*30% + LLDPE US*30%) – Naphtha ARA.
(b) Spread PP: PP Asia – Naphtha ARA.
(c) Spread PP US: PP North America – PGP North America.
(d) Spread PP EU: PP West Europe – PGP West Europe.

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CLEANSING MATERIALS | BUSINESS PLAN AND RESTRUCTURING PROPOSAL PRESENTATION

Business Plan Projections – *Key Figures*

(In US$ billions, unless otherwise indicated)

Net Revenue (US$bn)

Brazil
US
Europe
Others (a)
18.8 18.0 13.6 13.8 12.3 15.5 14.5 14.4 15.1 16.4 17.2 18.2 19.1 19.9 20.7
21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E

EBITDA (US$bn) and Margin (%)

27% 10% 4% 6% 4% 14% 10% 11% 11% 11% 13% 13% 14% 14% 15%
5.0 1.8 0.6 0.8 0.5 2.2 1.5 1.5 1.7 1.9 2.3 2.3 2.6 2.8 3.0
21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E

Capex (US$bn)

Strategic
Maintenance
0.7 0.9 0.8 0.4 0.4 0.6 1.0 0.8 0.5 0.6 0.6 0.6 0.6 0.6 0.6
21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E

EBITDA – Capex (US$bn)

4.4 0.9 (0.1) 0.4 0.1 1.5 0.5 0.7 1.2 1.3 1.7 1.7 2.0 2.2 2.4
21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E

Source: Braskem.
(a) Includes other segments, eliminations and reclassifications.

7

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CLEANSING MATERIALS | BUSINESS PLAN AND RESTRUCTURING PROPOSAL PRESENTATION

Restructuring Proposal – *Key Principles and Assumptions*

- **A** **Focus on financial creditors (capital markets and banks / financial institutions)**
- **B** **Equal treatment among all unsecured creditors**
- **C** **Implementation via *Recuperação Extrajudicial* ("EJ")**
- **D** **Maintenance and extension of key financial working capital lines**
- **E** **No immediate new money raise**
- **F** **No encumbrance of fixed assets – all debt retains unsecured status**
- **G** **No haircut on principal / no equitization of claims**

8

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CLEANSING MATERIALS | BUSINESS PLAN AND RESTRUCTURING PROPOSAL PRESENTATION

Restructuring Proposal Key Terms

Implementation		• *Recuperação Extrajudicial* ("EJ") proceeding in Brazil, binding on affected classes of creditors, with recognition sought in other relevant jurisdictions as necessary • Target EJ filing ("Petition Date") of June [25], venue São Paulo • Filing entities: [TBD]
Treatment of Claims	Financial Unsecured Claims *(notes, debentures, CRAs, RCF, bilateral bank loans and ECAs)*	• All claims reinstated into new instruments incorporating the amended terms referenced below • Maturity: extended by 5 years from the current maturity dates • Interest: – 100% PIK toggle from Jul-2026 through Dec-2028 at borrower's discretion; – 200 bps reduction in the applicable rate across all instruments • Claims retain unsecured status • Documentation: covenants, baskets, carve-outs and other terms [TBD]; to be consistent across all amended instruments
	Letters of Credit ("LC")	• Applicable to Documentary Letters of Credit ("Doc LCs") and Stand-by Letters of Credit ("SBLCs"): – Outstanding LC claims of lenders that commit to participate in the New Committed LC Facility (see below) shall be rolled into that facility, up to each lender's respective commitment amount – Any claims (or portion thereof) of non-committing lenders shall be treated as Financial Unsecured Claims (see above)
	General Unsecured Claims ("GUCs")	• Unimpaired; not subject to EJ proceeding
New Committed LC Facility		• Commitment: up to US$[1.5] billion, comprising up to ~US$[1.3] billion of existing outstanding LC claims eligible to roll in plus US$[200] million of additional commitment • Eligibility: a lender may roll its existing outstanding LC claims into the New Committed LC Facility only if it commits to provide its pro-rata share of the US$[200] million additional commitment (i.e., if all lenders commit their pro-rata share, the full ~US$[1.3] billion is rolled in and total commitment reaches US$[1.5] billion) • Backstop: US$[200] million additional commitment to be backstopped by [TBD] backstopping parties; backstop fee [TBD] • Facility composition: sub-tranche of up to US$[200] million for SBLCs or Doc LCs, at the company's discretion; balance available solely for Doc LCs (i.e., US$0–[200] million of SBLCs and up to ~US$[1.3]–[1.5] billion of Doc LCs) • Fronting banks: one or more of the backstopping parties • Availability period: 5 years • Doc LC repayment term: up to 12 months post loading • Cost (all-in): Term SOFR + [2.0]% p.a. (including discount, issuance and fronting fees) • Security: unsecured

9

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CLEANSING MATERIALS | BUSINESS PLAN AND RESTRUCTURING PROPOSAL PRESENTATION

Timeline for Restructuring Implementation Plan

Filing of the EJ with at least 1/3 support, providing a Standstill
+ Related foreign proceedings' filings
Filing the updated EJ plan with support of the majority of creditors
Confirmation by EJ Court (BR)
+ Related foreign proceedings' filings
June 11th
June 17th
June 19th
June 22-23
90-days Stay Period protection
60 days
45 days
45 days
60 days
Start of negotiations in NY
First draft of the EJ Plan
Feedback on EJ Plan
Drafting Sessions
Negotiation with the creditor's representatives of the restructuring terms and final documents
Drafting of the documents to implement the deal, including the EJ Plan and Term Sheets of the restructured notes
Creditors can file their opposition to the Plan
Response to the creditors' opposition and Court confirmation

10

PRIVILEGED & CONFIDENTIAL

CLEANSING MATERIALS

II

AHG Steering Committee's Response to Braskem's Proposal

LAZARD

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CLEANSING MATERIALS
II AHG STEERING COMMITTEE'S RESPONSE TO BRASKEM'S PROPOSAL

AHG Steering Committee's Response to Braskem's Proposal (1/2)

Framework Principles for a Transaction

- The Steering Committee is reiterating its position from the meetings last Thursday. We are open to a constructive engagement with Braskem and its shareholders
- However, as we conveyed in the meeting, the proposal shared by the Company was wholly unsatisfactory. Among other things, including the concept of a coupon reduction – which is unheard of in a corporate debt restructuring – calls into question the seriousness with which the Company has made its approach to engage, particularly given the presence of so many sophisticated parties involved in the preparation of that proposal
- Go-forward engagement must involve a rational discussion around a transaction reflecting the Company's actual needs, and reflecting meaningful contributions and burden-sharing from the shareholders, and we expect engagement from both shareholders as well as the Company in negotiations
- Specifically, and while an ultimate transaction may involve a variety of structures, including with respect to collateral, there must be compensation to creditors for any concessions given, including increases (and not decreases) to coupons as appropriate to compensate for credit risk and other concessions. This compensation and adjustments made must affect the notes on a positive NPV basis. Creditors will not support a transaction that requires maturity extensions that are unnecessary to address the Company's liquidity and capital structure needs
- The Steering Committee also expects the Company to rationally manage any capex spending during the negotiation period (e.g., the use of internally generated funds rather than BNDES financing for Transforma Rio) and anticipates that guardrails around uses of cash (particularly if and when cash relief is sought from noteholders) will be a feature of any deal

12

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CLEANSING MATERIALS
II AHG STEERING COMMITTEE'S RESPONSE TO BRASKEM'S PROPOSAL

AHG Steering Committee's Response to Braskem's Proposal (2/2)

Potential for a Consensual "Plan to a Plan" EJ

- The Steering Committee is willing to support entry into any "plan to a plan" EJ proceedings, subject to appropriate parameters and creditor protections
  - Supporting creditors would include members of the Steering Committee and other AHG members (participation and timing subject to confidentiality / applicable consent thresholds); creditor consent threshold to require a majority of AHG-affiliated creditors that are supporting the EJ
  - Company advisors to identify proposed EJ Debtors
  - All creditor protections contained in the Raizen plan, conformed as appropriate (but in a manner no less favorable to the AHG) (To be clear, the Steering Committee does not view the Raizen situation as analogous or an appropriate precedent for this process)
  - Additional protections to include the following:
    - Restriction against non-ordinary course transactions to include a prohibition on incurrence of debt and liens, structurally senior equity, investments, asset transfers, distributions, dividends and similar transactions that is binding on the EJ Debtors as well as non-Debtor subsidiaries
      - Restriction on non-ordinary course transactions to also expressly include a prohibition on non-ordinary course intercompany and related party asset / liability transfers, investments, loans and amendments or modifications to existing debt documents, in each case without requisite AHG creditor consent
    - Reimbursement of reasonable fees and expenses, including AHG member travel costs for meetings, advisor fees and expenses (subject to fee letters in place)
    - Obligation for the Company to provide ongoing due diligence and access during the EJ period. Including promptly scheduling deep dive advisor diligence on the Company's projections, as offered during the in-person meeting.
    - Representatives of Petrobras to participate in discussions meaningfully, directly and in good faith, including a meeting to take place no later than 20 days after commencement of the EJ
    - Parties agree to negotiate in good faith based on the "Framework Principles for a Transaction" articulated above (without exclusion of other transaction terms and structures)

13

PRIVILEGED & CONFIDENTIAL

CLEANSING MATERIALS

III

Braskem's Response to AHG Steering Committee's Response

LAZARD

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CLEANSING MATERIALS
III BRASKEM'S RESPONSE TO AHG STEERING COMMITTEE'S RESPONSE

Braskem's Response to AHG Steering Committee's Response

Response from Braskem S.A. (the "Company") to Bondholders' Steering Committee ("Steering Committee") Counterproposal dated June 19, 2026 (the "Counterproposal") with respect to the Company's restructuring (the "Restructuring")

- The Company appreciates the Steering Committee's willingness to engage in constructive negotiations with the Company to achieve a negotiated and consensual path to implement the Restructuring
- However, after carefully reviewing and discussing with its advisors the Counterproposal, the Company concluded that such Counterproposal is not acceptable and is not in the best interest of the Company and its stakeholders, as a whole
- The Company reassures that it is fully committed to continue discussions with its financial creditors in finding a consensual, structured, and orderly solution for its capital structure that ensures the continuance of its operations in the ordinary course of business

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CLEANSING MATERIALS

Appendix

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CLEANSING MATERIALS

A Management Business Plan Overview

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CLEANSING MATERIALS

A MANAGEMENT BUSINESS PLAN OVERVIEW

Business Plan Key Assumptions

Volume	• Maintenance of the Company's current installed capacity in Brazil, the United States and Europe through 2029, when Transforma Rio project becomes operational and adds incremental ethylene capacity (220 kton/year) • Utilization rates assume asset specific and operational assumptions through 2030, and are normalized from 2031 onwards based on the 2026–2030 cycle average (c.73%)
Prices	• Pricing assumptions are based on Braskem GMI (Global Market Intelligence), reflecting market conditions as of May 2026 (including impacts of the Middle-East conflict)
Variable Costs	• Main variable costs include raw materials, mainly Naphtha (1,280 kton/year capacity) and Ethane / Propane (650 kton/year capacity), calculated based on existing contracts and estimated prices – Incremental capacity of 220 kton/year from 2029 onwards, when Transforma Rio project becomes operational – Other raw materials costs include propylene, EDC and HLR • Other variable costs include electricity, natural gas, freight, fuel oil and other costs directly related to production
Fixed Costs	• Includes salaries, benefits, services and other fixed operating costs • Fixed costs are adjusted by CPI, maintaining costs in real terms constant throughout the projection period
Opex	• SG&A assumptions projected by Management through 2030, segregated between fixed and variable expenses • From 2031 onwards, fixed expenses are adjusted by CPI and variable expenses are modeled as an average cost per ton produced, adjusted by CPI
Capex	• Maintenance: based on Company's current capex schedule until 2030, in line with Company's average historical levels, and adjusted by inflation from 2031 onwards • Strategic: c.US$900m of strategic capex deployed between 2026 and 2030, mostly related to the Transforma Rio project
Others	• Full utilization of REIQ/PRESIQ Insumos tax benefits (US$305m positive impact in 2026 and c.US$225m from 2027 to 2031) • Full utilization of REIQ/PRESIQ Investimentos tax benefits (US$114m positive impact in 2026, US$47m in 2027, US$45m in 2028, US$29m in 2029 and US$16m in 2030)

Source: Braskem.
Note: Does not include Braskem Idesa.

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CLEANSING MATERIALS
A MANAGEMENT BUSINESS PLAN OVERVIEW

Evolution of Key Spreads – *Effective Prices*

Spreads calculated based on products' actual selling prices and raw materials' effective acquisition prices

Domestic PE Sales – Naphtha (US$/ton)

Quarterly Evolution in 2026

1Q26	2Q26	3Q26	4Q26
937	1,739	1,088	971

1,343
1,020
858
894
1,038
1,177
893
892
927
1,009
1,062
1,146
1,232
1,310
1,381
21A
22A
23A
24A
25A
26E
27E
28E
29E
30E
31E
32E
33E
34E
35E

Domestic PP Sales – Naphtha (US$/ton)

Quarterly Evolution in 2026

1Q26	2Q26	3Q26	4Q26
794	1,198	825	868

1,293
1,001
814
892
859
926
813
867
950
1,029
1,073
1,120
1,176
1,237
1,304
21A
22A
23A
24A
25A
26E
27E
28E
29E
30E
31E
32E
33E
34E
35E

PP US – PGP (US$/ton)

Quarterly Evolution in 2026

1Q26	2Q26	3Q26	4Q26
404	643	497	421

1,038
643
469
421
311
498
405
529
536
575
647
653
668
682
696
21A
22A
23A
24A
25A
26E
27E
28E
29E
30E
31E
32E
33E
34E
35E

PP EU – PGP (US$/ton)

Quarterly Evolution in 2026

1Q26	2Q26	3Q26	4Q26
262	622	390	305

608
265
304
177
137
411
293
200
218
251
261
286
332
357
383
21A
22A
23A
24A
25A
26E
27E
28E
29E
30E
31E
32E
33E
34E
35E

Source: Braskem.
Note: Considers average annual effective spreads.

19

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Volume Sold and Feedstock Assumptions

Total Volume Sold (kton) and Utilization Rate (%) by Geography

Brazil
US
Europe
Average Utilization Rate
81% 77% 72% 72% 70% 71% 74% 74% 73% 74% 73% 73% 73% 73% 73%
10,458 10,075 9,372 9,334 8,911 8,808 9,152 9,096 9,175 9,304 9,189 9,214 9,189 9,189 9,189
570 504 494 433 410 442 431 452 483 476 459 461 459 459 459
1,729 1,604 1,643 1,521 1,545 1,579 1,574 1,554 1,569 1,583 1,560 1,564 1,560 1,560 1,560
8,159 7,967 7,235 7,381 6,956 6,787 7,147 7,089 7,123 7,245 7,170 7,189 7,170 7,170 7,170
21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E

Source: Braskem.

Main Feedstocks Consumption (kton) and Ethylene Production Source (%)

Feedstock Used on Ethylene Production (%)
Naphtha 83% 83% 83% 83% 83% 83% 83% 83% 78% 78% 78% 78% 78% 78% 78%
Ethane / Propane 17% 17% 17% 17% 17% 17% 17% 17% 22% 22% 22% 22% 22% 22% 22%
Main Feedstocks Consumption (kton)
Naphtha (BR)
Ethane/Propane (BR)
Propylene (BR)
EDC (BR)
Propylene (US)
Propylene (EU)
12,545 11,945 10,996 11,069 10,720 10,606 10,815 10,973 11,142 11,456 11,150 11,181 11,150 11,150 11,150
570 504 494 433 410 445 442 452 483 476 459 461 459 459 459
1,729 1,604 1,643 1,521 1,545 1,535 1,559 1,554 1,569 1,583 1,560 1,564 1,560 1,560 1,560
409 412 422 430 437 422 423 422 422 422
529 489 472 484 474 327 336 309 318 303 310 311 310 310 310
869 833 740 766 742 719 735 751 988 1,026 996 999 996 996 996
8,848 8,515 7,647 7,865 7,549 7,171 7,330 7,484 7,353 7,630 7,403 7,423 7,403 7,403 7,403
21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E

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Monthly P&L Projections for 2026 – *Status Quo*

(In US$ millions, unless otherwise indicated)

	Jan-26	Feb-26	Mar-26	Apr-26	May-26	Jun-26	Jul-26	Aug-26	Sep-26	Oct-26	Nov-26	Dec-26
Net Revenue	888	922	1,075	1,367	1,576	1,524	1,495	1,445	1,367	1,337	1,278	1,217
(–) COGS	(818)	(869)	(878)	(963)	(1,245)	(1,169)	(1,219)	(1,269)	(1,191)	(1,183)	(1,097)	(1,113)
(=) Gross Profit	70	53	197	404	331	355	276	176	176	154	182	104
Gross Margin (%)	*7.9%*	*5.8%*	*18.3%*	*29.6%*	*21.0%*	*23.3%*	*18.5%*	*12.2%*	*12.8%*	*11.5%*	*14.2%*	*8.5%*
(–) SG&A	(72)	(59)	(65)	(67)	(62)	(60)	(64)	(58)	(59)	(60)	(61)	(60)
Administrative Expenses	(23)	(15)	(16)	(17)	(16)	(17)	(17)	(16)	(17)	(16)	(16)	(14)
Commercial Expenses	(22)	(21)	(21)	(23)	(23)	(21)	(22)	(22)	(21)	(23)	(22)	(22)
Corporate Unit	(28)	(23)	(28)	(27)	(23)	(23)	(24)	(21)	(20)	(22)	(23)	(23)
(–) ORD	3	3	3	2	3	2	3	3	(6)	(6)	(6)	(40)
(–) D&A	(13)	(13)	(13)	(13)	(13)	(13)	(13)	(13)	(13)	(11)	(11)	(11)
(=) EBIT	(13)	(16)	122	327	259	284	203	108	98	77	104	(7)
EBIT Margin (%)	*(1.4%)*	*(1.8%)*	*11.3%*	*23.9%*	*16.4%*	*18.7%*	*13.6%*	*7.5%*	*7.2%*	*5.7%*	*8.1%*	*(0.6%)*
(+) D&A	63	62	61	61	60	61	60	58	59	59	59	59
(+/–) Other Adjustments	(14)	(12)	(75)	-	-	-	-	-	-	-	-	-
(=) EBITDA	36	33	108	388	319	345	263	166	157	136	163	52
EBITDA Margin (%)	*4.1%*	*3.6%*	*10.0%*	*28.3%*	*20.2%*	*22.7%*	*17.6%*	*11.5%*	*11.5%*	*10.2%*	*12.7%*	*4.3%*

Source: Braskem.

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Annual P&L Projections – *Status Quo*

(In US$ millions, unless otherwise indicated)

	2021A	2022A	2023A	2024A	2025A	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Net Revenue	18,824	18,046	13,637	13,834	12,319	15,491	14,475	14,380	15,110	16,370	17,203	18,232	19,123	19,944	20,700
(–) COGS	(13,433)	(16,014)	(13,038)	(12,826)	(11,706)	(13,014)	(12,665)	(12,547)	(13,177)	(14,325)	(14,548)	(15,513)	(16,087)	(16,672)	(17,205)
(=) Gross Profit	**5,391**	**2,033**	**599**	**1,009**	**613**	**2,477**	**1,810**	**1,833**	**1,933**	**2,045**	**2,655**	**2,719**	**3,036**	**3,272**	**3,496**
Gross Margin (%)	*28.6%*	*11.3%*	*4.4%*	*7.3%*	*5.0%*	*16.0%*	*12.5%*	*12.7%*	*12.8%*	*12.5%*	*15.4%*	*14.9%*	*15.9%*	*16.4%*	*16.9%*
(–) SG&A	**(668)**	**(760)**	**(823)**	**(743)**	**(731)**	**(747)**	**(798)**	**(806)**	**(823)**	**(844)**	**(867)**	**(886)**	**(906)**	**(925)**	**(944)**
Administrative Expenses	(128)	(155)	(141)	(137)	(182)	(201)	(216)	(214)	(218)	(221)	(226)	(232)	(237)	(242)	(247)
Commercial Expenses	(157)	(165)	(189)	(202)	(232)	(264)	(284)	(285)	(288)	(295)	(305)	(310)	(318)	(324)	(331)
Corporate Unit	(342)	(403)	(376)	(365)	(296)	(283)	(298)	(306)	(317)	(328)	(336)	(344)	(351)	(359)	(366)
Others	(42)	(36)	(117)	(39)	(22)	-	-	-	-	-	-	-	-	-	-
(–) ORD	**(185)**	**(354)**	**(142)**	**(339)**	**294**	**(35)**	**(102)**	**(98)**	**(76)**	**(58)**	**(60)**	**(61)**	**(63)**	**(64)**	**(65)**
(–) D&A	**(170)**	**(183)**	**(122)**	**(112)**	**(85)**	**(150)**	**(129)**	**(132)**	**(118)**	**(117)**	**(111)**	**(108)**	**(105)**	**(104)**	**(103)**
(=) EBIT	**4,368**	**736**	**(487)**	**(185)**	**91**	**1,545**	**781**	**797**	**916**	**1,026**	**1,617**	**1,664**	**1,962**	**2,179**	**2,384**
EBIT Margin (%)	*23.2%*	*4.1%*	*(3.6%)*	*(1.3%)*	*0.7%*	*10.0%*	*5.4%*	*5.5%*	*6.1%*	*6.3%*	*9.4%*	*9.1%*	*10.3%*	*10.9%*	*11.5%*
(+) D&A	**651**	**759**	**819**	**710**	**625**	**722**	**713**	**727**	**794**	**840**	**687**	**670**	**659**	**651**	**647**
(+/–) Other Adjustments	**4**	**300**	**280**	**321**	**(208)**	**(101)**	-	-	-	-	-	-	-	-	-
(=) EBITDA	**5,024**	**1,796**	**612**	**845**	**508**	**2,166**	**1,494**	**1,524**	**1,710**	**1,866**	**2,304**	**2,334**	**2,621**	**2,830**	**3,030**
EBITDA Margin (%)	*26.7%*	*10.0%*	*4.5%*	*6.1%*	*4.1%*	*14.0%*	*10.3%*	*10.6%*	*11.3%*	*11.4%*	*13.4%*	*12.8%*	*13.7%*	*14.2%*	*14.6%*

Source: Braskem.

22

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Monthly Cash Flow Projections for 2026 – *Status Quo*

(In US$ millions, unless otherwise indicated)

	Jan-26	Feb-26	Mar-26	Apr-26	May-26	Jun-26	Jul-26	Aug-26	Sep-26	Oct-26	Nov-26	Dec-26
EBITDA	**36**	**33**	**108**	**388**	**319**	**345**	**263**	**166**	**157**	**136**	**163**	**52**
(+/–) Working Capital - Operational	(193)	(152)	(195)	(392)	(116)	(226)	57	128	38	112	(2)	185
(–) Maintenance Capex	(30)	(26)	(35)	(41)	(43)	(49)	(48)	(51)	(48)	(47)	(33)	(33)
(–) Leasing	(13)	(10)	(17)	(19)	(19)	(16)	(15)	(16)	(16)	(16)	(17)	(20)
(–) Taxes	(1)	(4)	12	23	(2)	(3)	(1)	(2)	(4)	(1)	(2)	(24)
(–) Alagoas and Penalties	(42)	(22)	(30)	(16)	(16)	(17)	(33)	(17)	(12)	(24)	(11)	(20)
(+) Others	(80)	(24)	(42)	(63)	8	3	7	6	3	13	2	5
(=) Recurring Operating Cash Flow	**(323)**	**(206)**	**(199)**	**(121)**	**131**	**37**	**228**	**215**	**117**	**173**	**100**	**145**
(+/–) Working Capital - Financial	(327)	43	139	57	(98)	(37)	(331)	(112)	(186)	(67)	(78)	(86)
(–) Strategic Capex	(0)	0	0	0	(5)	(16)	(23)	(23)	(26)	(24)	(22)	(30)
(=) CFADS	**(650)**	**(162)**	**(60)**	**(64)**	**28**	**(16)**	**(126)**	**80**	**(95)**	**82**	**1**	**30**
(–) Cash Interest	(99)	(97)	(4)	(67)	(38)	(16)	(158)	(40)	(3)	(66)	(35)	(23)
(–) Amortizations	(1)	(12)	(14)	(1)	(16)	(30)	(85)	(12)	(8)	(101)	(16)	(1,020)
(=) Cash Generation / Consumption	**(750)**	**(271)**	**(77)**	**(132)**	**(27)**	**(62)**	**(369)**	**28**	**(106)**	**(85)**	**(50)**	**(1,014)**
BoP Cash Balance	**2,114**	**1,459**	**1,208**	**1,114**	**1,033**	**989**	**918**	**544**	**568**	**461**	**368**	**317**
(+/–) Cash Generation / Consumption	(750)	(271)	(77)	(132)	(27)	(62)	(369)	28	(106)	(85)	(50)	(1,014)
(+/–) Exchange Rate Variation	95	20	(16)	50	(17)	(8)	(6)	(4)	(1)	(8)	(1)	1
EoP Cash Balance	**1,459**	**1,208**	**1,114**	**1,033**	**989**	**918**	**544**	**568**	**461**	**368**	**317**	**(696)**
(–) Restricted Cash	(120)	(120)	(121)	(122)	(123)	(123)	(123)	(124)	(124)	(124)	(125)	(125)
Unrestricted Cash Balance	**1,339**	**1,088**	**994**	**911**	**866**	**795**	**420**	**444**	**337**	**244**	**193**	**(821)**

Source: Braskem.

23

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Annual Cash Flow Projections – *Status Quo*

(In US$ millions, unless otherwise indicated)

	YTG 2026 [a]	2027	2028	2029	2030	2031	2032	2033	2034	2035
EBITDA (A)	**1,601**	**1,494**	**1,524**	**1,710**	**1,866**	**2,304**	**2,334**	**2,621**	**2,830**	**3,030**
(+/–) Working Capital - Operational	177	99	15	(77)	(128)	(114)	(99)	(107)	(91)	(85)
(–) Maintenance Capex	(354)	(551)	(574)	(508)	(556)	(580)	(594)	(608)	(621)	(634)
(–) Leasing	(135)	(202)	(208)	(213)	(219)	(224)	(230)	(235)	(240)	(245)
(–) Taxes	(40)	(23)	(33)	(47)	(141)	(274)	(284)	(359)	(409)	(462)
(–) Alagoas and Penalties	(150)	(121)	(169)	(172)	(138)	(155)	(128)	(118)	(129)	(143)
(+) Others	46	(17)	(0)	(3)	(0)	-	-	-	-	-
(=) Recurring Operating Cash Flow	**1,146**	**680**	**556**	**689**	**684**	**957**	**999**	**1,194**	**1,340**	**1,462**
(+/–) Working Capital - Financial (B)	(995)	(611)	(78)	(91)	(68)	(68)	(68)	(68)	(67)	(67)
(–) Strategic Capex (A)	(168)	(435)	(249)	(29)	(16)	-	-	-	-	-
(=) CFADS	**(16)**	**(366)**	**230**	**569**	**600**	**889**	**931**	**1,127**	**1,273**	**1,395**
(–) Bonds and Debenture/CRAs Interest (C)	(297)	(508)	(473)	(433)	(366)	(294)	(255)	(217)	(181)	(113)
(–) Banks and ECAs Interest	(83)	(29)	(9)	(5)	(2)	(1)	-	-	-	-
(–) Amortizations	(1,288)	(309)	(1,410)	(393)	(1,555)	(893)	(20)	(1,000)	(850)	-
(=) Cash Generation / Consumption	**(1,685)**	**(1,211)**	**(1,663)**	**(261)**	**(1,323)**	**(299)**	**656**	**(90)**	**242**	**1,282**
BoP Cash Balance	**1,033**	**(696)**	**(1,868)**	**(3,527)**	**(3,758)**	**(5,088)**	**(5,388)**	**(4,729)**	**(4,820)**	**(4,576)**
(+/–) Cash Generation / Consumption	(1,685)	(1,211)	(1,663)	(261)	(1,323)	(299)	656	(90)	242	1,282
(+/–) Exchange Rate Variation	(44)	38	4	31	(7)	(2)	4	(1)	1	7
EoP Cash Balance	**(696)**	**(1,868)**	**(3,527)**	**(3,758)**	**(5,088)**	**(5,388)**	**(4,729)**	**(4,820)**	**(4,576)**	**(3,287)**
(–) Restricted Cash	(125)	(113)	(100)	(103)	(106)	(92)	(94)	(97)	(99)	(102)
Unrestricted Cash Balance	**(821)**	**(1,981)**	**(3,627)**	**(3,860)**	**(5,193)**	**(5,480)**	**(4,823)**	**(4,917)**	**(4,675)**	**(3,388)**

Considerations

- (A) Key assumptions outlined on Page 18
- (B) Assumes LC maturities schedule as contracted without renewal and renewal of client/receivables factoring operations
- (C) Assumes debt service as currently contracted

Source: Braskem.
(a) Figures from May-26 onwards.

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Monthly Working Capital Projections for 2026 – *Status Quo*

(In US$ millions, unless otherwise indicated)

	Jan-26	Feb-26	Mar-26	Apr-26	May-26	Jun-26	Jul-26	Aug-26	Sep-26	Oct-26	Nov-26	Dec-26
Operational Working Capital												
Accounts Receivable	**1,063**	**1,170**	**1,289**	**1,439**	**1,605**	**1,807**	**1,813**	**1,752**	**1,712**	**1,621**	**1,601**	**1,476**
Days of Revenues	*37*	*36*	*37*	*32*	*32*	*36*	*38*	*38*	*38*	*38*	*38*	*38*
Change in Accounts Receivable	110	(106)	(119)	(150)	(166)	(202)	(5)	61	40	91	19	126
Inventories	**1,947**	**2,033**	**2,071**	**2,279**	**2,852**	**2,766**	**2,792**	**2,908**	**2,819**	**2,709**	**2,596**	**2,550**
Days of COGS	*74*	*66*	*73*	*71*	*71*	*71*	*71*	*71*	*71*	*71*	*71*	*71*
Change in Inventories	(68)	(86)	(38)	(208)	(573)	85	(26)	(115)	89	110	113	46
Recoverable Taxes					**1,095**	**1,094**	**1,039**	**1,005**	**981**	**929**	**918**	**846**
Days of Revenues					*22*	*22*	*22*	*22*	*22*	*22*	*22*	*22*
Change in Recoverable Taxes	5	23	31	19	(113)	1	55	35	23	52	11	72
Accounts Payable	**692**	**676**	**581**	**1,010**	**1,264**	**1,226**	**1,237**	**1,289**	**1,249**	**1,200**	**1,150**	**1,130**
Days of COGS	26	22	21	31	31	31	31	31	31	31	31	31
Change in Accounts Payable	(38)	(15)	(95)	429	254	(38)	11	51	(39)	(49)	(50)	(20)
Other Receivables/Payables					**2,402**	**2,330**	**2,352**	**2,449**	**2,374**	**2,281**	**2,186**	**2,148**
Days of COGS					60	60	60	60	60	60	60	60
Change in Other Receivables/Payables	(202)	33	26	(481)	482	(72)	22	97	(75)	(93)	(95)	(38)
Total Change in Working Capital	**(193)**	**(152)**	**(195)**	**(392)**	**(116)**	**(226)**	**57**	**128**	**38**	**112**	**(2)**	**185**
Financial Working Capital												
LCs *(Suppliers)*												
BoP	1,532	1,413	1,511	1,414	1,308	1,277	1,274	968	868	701	644	577
(+) Issuance	244	175	233	-	-	-	-	-	-	-	-	-
(–) Amortization	(363)	(77)	(330)	(106)	(31)	(3)	(306)	(100)	(166)	(57)	(67)	(75)
(+/–) FX Variation	0	(0)	0	-	-	-	-	-	-	-	-	-
EoP	**1,413**	**1,511**	**1,414**	**1,308**	**1,277**	**1,274**	**968**	**868**	**701**	**644**	**577**	**502**
Financial Cost	*(17)*	*(3)*	*(11)*	*(1)*	*(1)*	*(0)*	*(12)*	*(4)*	*(6)*	*(2)*	*(2)*	*(3)*
Clients *(Factoring)*												
BoP	712	553	514	761	961	890	860	850	845	839	828	826
(+) Issuance	272	253	709	827	580	565	560	559	558	552	552	550
(–) Amortization	(456)	(300)	(456)	(651)	(638)	(592)	(567)	(560)	(564)	(553)	(553)	(551)
(+) Accrued Interest	0	0	0	0	0	0	0	0	0	-	-	-
(+/–) FX Variation	24	7	(6)	23	(13)	(4)	(4)	(4)	(1)	(10)	(0)	(4)
EoP	**553**	**514**	**761**	**961**	**890**	**860**	**850**	**845**	**839**	**828**	**826**	**822**
Financial Cost	*(6)*	*(5)*	*(6)*	*(11)*	*(8)*	*(8)*	*(7)*	*(7)*	*(7)*	*(7)*	*(7)*	*(7)*

Source: Braskem.

25

PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY
CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS

CLEANSING MATERIALS

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Annual Working Capital Projections – *Status Quo*

(In US$ millions, unless otherwise indicated)

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Operational Working Capital										
Accounts Receivable EoP	**1,476**	**1,375**	**1,362**	**1,432**	**1,552**	**1,631**	**1,725**	**1,814**	**1,891**	**1,963**
Average Days of Revenues	*36*	*38*	*35*	*35*	*35*	*35*	*35*	*35*	*35*	*35*
Change in Accounts Receivable	(302)	100	14	(71)	(120)	(79)	(94)	(88)	(78)	(72)
Inventories EoP	**2,550**	**2,346**	**2,323**	**2,446**	**2,658**	**2,696**	**2,868**	**2,981**	**3,089**	**3,188**
Average Days of COGS	*71*	*71*	*68*	*68*	*68*	*68*	*68*	*68*	*68*	*68*
Change in Inventories	(671)	205	22	(122)	(213)	(38)	(172)	(113)	(109)	(99)
Recoverable Taxes EoP	**846**	**788**	**781**	**821**	**890**	**935**	**989**	**1,040**	**1,084**	**1,125**
Average Days of Revenues	*24*	*22*	*20*	*20*	*20*	*20*	*20*	*20*	*20*	*20*
Change in Recoverable Taxes	214	57	8	(41)	(69)	(45)	(54)	(51)	(45)	(41)
Accounts Payable EoP	**1,130**	**1,040**	**1,030**	**1,084**	**1,178**	**1,195**	**1,271**	**1,321**	**1,369**	**1,413**
Average Days of COGS	29	31	30	30	30	30	30	30	30	30
Change in Accounts Payable	401	(91)	(10)	54	94	17	76	50	48	44
Other Receivables/Payables EoP	**2,148**	**1,976**	**1,957**	**2,060**	**2,239**	**2,271**	**2,415**	**2,510**	**2,602**	**2,685**
Average Days of COGS	65	60	57	57	57	57	57	57	57	57
Change in Other Receivables/Payables	(396)	(172)	(19)	103	179	32	144	95	91	83
Total Change in Working Capital	**(755)**	**99**	**15**	**(77)**	**(128)**	**(114)**	**(99)**	**(107)**	**(91)**	**(85)**
Financial Working Capital										
LCs *(Suppliers)*										
BoP	1,532	502	-	-	-	-	-	-	-	-
(+) Issuance	652	-	-	-	-	-	-	-	-	-
(–) Amortization	(1,682)	(502)	-	-	-	-	-	-	-	-
(+/–) FX Variation	0	-	-	-	-	-	-	-	-	-
EoP	**502**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Financial Cost	*(63)*	*(19)*	-	-	-	-	-	-	-	-
Clients *(Factoring)*										
BoP	712	822	802	795	769	769	769	769	769	769
(+) Issuance	6,538	6,570	6,102	6,154	6,042	6,039	6,038	6,038	6,038	6,038
(–) Amortization	(6,439)	(6,581)	(6,110)	(6,175)	(6,042)	(6,039)	(6,038)	(6,038)	(6,038)	(6,038)
(+) Accrued Interest	2	-	-	-	-	-	-	-	-	-
(+/–) FX Variation	9	(9)	2	(4)	(0)	(0)	(0)	(0)	(0)	(0)
EoP	**822**	**802**	**795**	**769**	**769**	**769**	**769**	**769**	**769**	**769**
Financial Cost	*(85)*	*(78)*	*(69)*	*(70)*	*(68)*	*(68)*	*(68)*	*(68)*	*(67)*	*(67)*

Source: Braskem.

26

PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY
CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS

CLEANSING MATERIALS

A MANAGEMENT BUSINESS PLAN OVERVIEW

Restructuring Proposal – *Resulting Cash Flow*

(In US$ millions, unless otherwise indicated)

		YTG 2026[a]	2027	2028	2029	2030	2031	2032	2033	2034	2035
EBITDA		**1,603**	**1,494**	**1,524**	**1,710**	**1,866**	**2,304**	**2,334**	**2,621**	**2,830**	**3,030**
(+/–) Working Capital - Operational		177	99	15	(77)	(128)	(114)	(99)	(107)	(91)	(85)
(+/–) Working Capital - Financial	A	(10)	(172)	(153)	(167)	(143)	(142)	(140)	(138)	(136)	(135)
(+/–) Other Cash Items[b]		(718)	(1,364)	(1,305)	(1,139)	(1,260)	(1,390)	(1,372)	(1,457)	(1,459)	(1,514)
CFADS		**885**	**131**	**219**	**571**	**606**	**914**	**963**	**1,164**	**1,371**	**1,516**
(–) Bonds and Debentures Interest	B	(39)	-	-	(277)	(412)	(413)	(412)	(395)	(367)	(312)
(–) RCF, Banks and ECAs Interest		(16)	-	-	(67)	(75)	(73)	(17)	(5)	(3)	(1)
(–) Refinancing – Interest		-	-	-	-	-	-	(84)	(124)	(247)	(356)
(–) Amortizations	B	(46)	-	-	-	-	(1,426)	(364)	(1,539)	(521)	(1,673)
(+) Refinancing – Issuances	C	-	-	-	-	-	1,045	506	1,532	1,362	976
(=) Cash Generation / Consumption		**784**	**131**	**219**	**227**	**119**	**48**	**591**	**632**	**1,595**	**150**
BoP Cash Balance		**1,033**	**1,727**	**1,825**	**2,033**	**2,242**	**2,362**	**2,410**	**3,005**	**3,640**	**5,244**
(+/–) Cash Generation / Consumption		784	131	219	227	119	48	591	632	1,595	150
(+/–) Exchange Rate Variation		(91)	(33)	(10)	(17)	1	0	3	4	9	1
EoP Cash Balance		**1,727**	**1,825**	**2,033**	**2,242**	**2,362**	**2,410**	**3,005**	**3,640**	**5,244**	**5,394**
(–) Restricted Cash		(125)	(129)	(133)	(137)	(141)	(145)	(133)	(120)	(123)	(126)
Unrestricted Cash Balance		**1,602**	**1,695**	**1,900**	**2,105**	**2,221**	**2,265**	**2,872**	**3,520**	**5,121**	**5,269**
Debt EoP											
(+) Bonds + Debentures / CRAs		7,881	8,256	8,651	8,780	8,780	8,772	8,752	7,302	6,826	5,172
(+) RCF, Banks + ECAs		1,815	1,891	1,964	1,972	1,972	550	201	99	49	13
(+) Refinancing		-	-	-	-	-	1,045	1,551	3,083	4,445	5,421
(=) Gross Financial Debt		**9,696**	**10,148**	**10,616**	**10,752**	**10,752**	**10,366**	**10,505**	**10,484**	**11,320**	**10,606**
(=) Net Financial Debt		**7,969**	**8,323**	**8,582**	**8,510**	**8,390**	**7,956**	**7,500**	**6,844**	**6,077**	**5,212**
(+) Financial WK Operations	A	2,322	2,302	2,295	2,269	2,269	2,269	2,269	2,269	2,269	2,269
(=) Gross Financial Debt + WK		**12,017**	**12,449**	**12,911**	**13,022**	**13,021**	**12,635**	**12,774**	**12,752**	**13,589**	**12,875**
(=) Net Financial Debt + WK		**10,291**	**10,625**	**10,878**	**10,779**	**10,659**	**10,225**	**9,769**	**9,113**	**8,345**	**7,480**
Gross Financial Debt / LTM EBITDA	C	*4.5x*	*6.8x*	*7.0x*	*6.3x*	*5.8x*	*4.5x*	*4.5x*	*4.0x*	*4.0x*	*3.5x*
Net Financial Debt / LTM EBITDA		*3.7x*	*5.6x*	*5.6x*	*5.0x*	*4.5x*	*3.5x*	*3.2x*	*2.6x*	*2.1x*	*1.7x*
Gross Financial Debt + WK / LTM EBITDA		*5.5x*	*8.3x*	*8.5x*	*7.6x*	*7.0x*	*5.5x*	*5.5x*	*4.9x*	*4.8x*	*4.2x*
Net Financial Debt + WK / LTM EBITDA		*4.8x*	*7.1x*	*7.1x*	*6.3x*	*5.7x*	*4.4x*	*4.2x*	*3.5x*	*2.9x*	*2.5x*

Considerations

- **A** Upon implementation of the transaction, considers the **availability of the New Committed LC Facility with a US$1.5bn commitment**
- **B** Assumes debt restructuring as per terms outlined in page 9
- **C** Includes **refinancing from 2031 onwards,** assuming a Gross Financial Debt / EBITDA target of **4.5x in 2031 reaching 3.5x by 2035.** Considers an illustrative financing cost of 8.0% p.a.

Source: Braskem.
Note: Illustratively considers $100m in transaction fees.
(a) Figures from May-26 onwards.
(b) Includes capex, leasing, Alagoas and Penalties, taxes and others.

27

PRIVILEGED & CONFIDENTIAL
CLEANSING MATERIALS

B

Additional Details on Financial Debt and Working Capital Lines

LAZARD

PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY
CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS

CLEANSING MATERIALS

B ADDITIONAL DETAILS ON FINANCIAL DEBT AND WORKING CAPITAL LINES

Summary of Financial Debt Outstanding *(as of April 30th, 2026)*

(In US$ millions, unless otherwise indicated)

	Facility	Currency	Maturity	Total Outstanding	Interest Rate (%)	Estimated Annual Cash Interest [a]	Interest Payment	Amortization Profile	Borrower	Guarantor
BONDS	Bond 2028	USD	10-Jan-28	1,189	4.5%	54	Semi-Annual	Bullet	Braskem Netherlands Finance B.V.	Braskem S.A.
	Bond 2030	USD	31-Jan-30	1,510	4.5%	68	Semi-Annual	Bullet	Braskem Netherlands Finance B.V.	Braskem S.A.
	Bond 2031	USD	12-Jan-31	872	8.5%	74	Semi-Annual	Bullet	Braskem Netherlands Finance B.V.	Braskem S.A.
	Bond 2033	USD	13-Feb-33	1,016	7.3%	74	Semi-Annual	Bullet	Braskem Netherlands Finance B.V.	Braskem S.A.
	Bond 2034	USD	15-Oct-34	853	8.0%	68	Semi-Annual	Bullet	Braskem Netherlands Finance B.V.	Braskem S.A.
	Bond 2041	USD	22-Jul-41	577	7.1%	41	Semi-Annual	Bullet	Braskem America Finance Company	Braskem S.A.
	Bond 2050	USD	31-Jan-50	761	5.9%	45	Semi-Annual	Bullet	Braskem Netherlands Finance B.V.	Braskem S.A.
	Bond 2081	USD	23-Jan-81	247	12.0%	30	Semi-Annual	Bullet	Braskem Netherlands Finance B.V.	Braskem S.A.
DEBENTURES / CRAs	CRA 2028	BRL	14-Dec-28	148	3.5%	5	Semi-Annual	Bullet	Braskem S.A.	-
	BRKMA6	BRL	12-May-29	163	CDI + 1.75%	27	Semi-Annual	Bullet	Braskem S.A.	-
	BRKMB8	BRL	9-Nov-29	238	CDI + 1.70%	40	Semi-Annual	Bullet	Braskem S.A.	-
	CRA 2031	BRL	12-Dec-31	35	3.4%	1	Semi-Annual	Annual	Braskem S.A.	-
	BRKMB6	BRL	12-May-32	53	CDI + 2.00%	9	Semi-Annual	Annual	Braskem S.A.	-
	BRKMA8	BRL	9-Nov-32	21	CDI + 1.95%	4	Semi-Annual	Annual	Braskem S.A.	-
BANKS BILATERAL	CPR Itaú	BRL	19-Jun-26	102	CDI + 1.60%	17	Semi-Annual	Bullet	Braskem S.A.	-
	EPP KFW	USD	20-Oct-26	50	SOFR + 2.85%	3	Quarterly	Bullet	Braskem S.A.	-
	EPP Bladex	USD	23-Oct-26	50	SOFR + 2.55%	3	Quarterly	Bullet	Braskem S.A.	-
	Wise	BRL	15-May-27	2	Selic + 3.41%	0	Semi-Annual	Monthly	Wise Plásticos S.A.	Wise Plásticos S.A.[b]
	EPP CACIB	USD	13-Jun-27	40	SOFR + 1.85%	2	Quarterly	Bullet	Braskem S.A.	-
	EPP DZ Bank	USD	14-Jun-27	50	SOFR + 1.75%	3	Quarterly	Bullet	Braskem S.A.	-
	EPP SMBC	USD	29-Jun-27	50	SOFR + 1.77%	3	Quarterly	Bullet	Braskem S.A.	-
	NCE Safra	BRL	20-Jul-27	68	CDI + 1.30%	11	Semi-Annual	Bullet	Braskem S.A.	-
ECA / MLA	FDNE	BRL	1-May-26	1	6.5%	0	Semi-Annual	Semi-Annual	Braskem S.A.	
	Nexi 2017	USD	29-Mar-27	15	SOFR + 1.81%	1	Semi-Annual	Semi-Annual	Braskem Netherlands B.V.	Braskem S.A.
	SACE 2018	USD	29-Nov-28	90	SOFR + 1.17%	4	Semi-Annual	Semi-Annual	Braskem Netherlands B.V.	Braskem S.A.
	Euler Hermes	USD	30-Dec-28	74	SOFR + 0.92%	3	Semi-Annual	Semi-Annual	Braskem America Inc	-
	SACE 2019	USD	10-Dec-29	61	SOFR + 1.17%	3	Semi-Annual	Semi-Annual	Braskem Netherlands Finance B.V.	Braskem S.A.
	Safra Finem	BRL	15-Jan-31	46	IPCA + 6.04%	5	Monthly	Monthly	Braskem S.A.	-
	Nexi 2020	USD	4-Feb-31	114	SOFR + 1.97%	6	Semi-Annual	Semi-Annual	Braskem Netherlands Finance B.V.	Braskem S.A.
RCF	Revolving Credit Facility	USD	31-Dec-26	1,004	SOFR + 2.38%	61	Custom	Bullet	Braskem America Inc & Braskem Netherlands B.V.	Braskem S.A.
	Total			**9,497**		**665**				

Source: Braskem, Bloomberg (08-Jun-2026).
Note: Total Outstanding amounts as of 30-Apr-2026.
(a) Rates considered for interest calculations: SOFR – 3.6%, CDI – 14.8%, IPCA – 4.4%, and USD/BRL FX rate – 4.99.
(b) Wise Plásticos S.A. receivables as guarantee.

29

PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY
CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS

CLEANSING MATERIALS

B ADDITIONAL DETAILS ON FINANCIAL DEBT AND WORKING CAPITAL LINES

Outstanding LC Facilities Summary *(as of April 30th, 2026)*

(In US$ millions, unless otherwise indicated)

Summary of Outstanding LC Facilities

Committed Facility IV (Syndicate)
Committed Facility V (Syndicate)
Bilateral Committed Facilities
Spot LCs
Outstanding Amount
(Apr-26)
$1,308m
402
31%
392
30%
185
14%
329
25%
May-26: 31 (31)
Jun-26: 3
Jul-26: 306 (20, 22, 264)
Aug-26: 100 (18, 32, 17, 33)
Sep-26: 166 (78, 60, 29)
Oct-26: 57 (23, 34)
Nov-26: 67 (23, 42, 3)
Dec-26: 75 (2, 73)
Jan-27: 265 (256, 9)
Feb-27: 86 (3, 82)
Mar-27: 152 (41, 111)

Source: Braskem.

30

PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY
CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS

CLEANSING MATERIALS
B ADDITIONAL DETAILS ON FINANCIAL DEBT AND WORKING CAPITAL LINES

Summary of Borrowers / Guarantors – *LC Facilities & RCF (as of April 30th, 2026)*

(In US$ millions, unless otherwise indicated)

LC Facilities

Facility	Borrower	Amount *(US$m)*	Guarantors
Committed Facility IV (Syndicate)	Braskem Trading & Shipping B.V.	402	Braskem S.A. *(full amount)*
Committed Facility V (Syndicate)	Braskem Trading & Shipping B.V.	392	Braskem S.A. *(full amount)*
Bilateral Committed Facilities	Braskem Trading & Shipping B.V.	185	Braskem S.A. *(full amount)*
Spot LCs	Braskem Trading & Shipping B.V.	329	Braskem S.A. *(full amount)*
Total		**1,308**	

Revolving Credit Facility *(RCF)*

Borrower	Amount *(US$m)*	Guarantors
Braskem Netherlands B.V.	954 *(only)*	Braskem S.A. *(full amount)*
Braskem America, Inc.	50 *(only)*	
Total	**1,004**	

Source: Braskem.

31

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words "project," "believe," "estimate," "expect," "plan", "objective" and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company's control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.